SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Commission File Number: 2-67918-NY

Form 12b-25

NOTIFICATION OF LATE FILING

Check One: [X]Form 10-K  [  ]Form 11-K [  ]Form 20-F  [  ]Form 10-Q
           [ ]Form N-SAR

For Period Ended: December 31, 1998

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of Registrant:  Mikros Systems Corporation
Former Name If  Applicable

Address of principal executive office (Street and number)
707 Alexander Road, Building Two, Suite 208

City, State and Zip Code
Princeton, New Jersey 08540
Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed, without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part II of this form could not be eliminated effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit required by Rule
               12b-25
          (c) has been attached if applicable

Part. III.  Narrative

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Thomas J. Meaney,  President  609-987-1513
     (Name)                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).
                    [ X ] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof?

                    [  ] Yes    [ X ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

               Please see Exhibit A attached hereto and forming a part hereof.

     Mikros Systems Corporation
     (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:     March 31, 1999      By:  Thomas J. Meaney
                                 Title:  President

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

     ATTENTION

     International misstatements or omissions of fact constitute Federal criminal violations
     (see 18 U.S.C. 1001).

     GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-Y.

Exhibit A

Part IV.  Other Information

(2)  Form 10-K for the year ended December 31, 1998.

  The Company expects to report that it attained net income of approximately $441,839, an increase of net income of $1,046,389 from a net loss of $604,550 in the prior year. The 1998 net income is expected to include extraordinary gains totalling $1,617,731. The 1998 net operating loss will be approximately $1,175,890. The net income per share is expected to be $0.03 as compared to a net loss per share of $.05 in 1997.

  The Company believes its net income is directly attributable to its 1998 divestiture of its government contracts and the settlement of accounts payable debt. The Company believes its net operating loss is a result of the continued research and development costs related to the Company's initiative with respect to the commercial wireless business.

  The Company is requesting an extension because of internal management changes which has delayed the auditing process.